July 5 2011

Amanda Ravitz
Assistent Director
Securities and Exchange Commission

Re: Baby All Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 7, 2011
File No. 333-173302

Dear Ms. Ravitz

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated JUNE 21  2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our  Registration Statement on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.

The following is an item-by-item response to the Staff’s comments.We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter followed by our responses

Prospectus Cover Page
1. We note your response to prior comment 1. Please expand your statement about bankruptcy proceedings to highlight the amount you will need to raise in order to fund your current operations and avoid the need to file for protection under bankruptcy laws.

Response ;

The below has been inserted / revised

The minimum net proceeds required to fund our operations for the next 12 months is $40,000 and alleviate the need to file for protection under bankruptcy laws

Our Company, page 5
2. Regarding your response to prior comments 3 and 4, please tell us with a view to disclosure:
☐ all relationships between (1) the seller and (2) you and your affiliates;
☐ why the seller has not been able to commercialize the patent;

☐ whether a prototype was ever built to test the capabilities of the potential product that you describe; and
☐ the results of any testing, including any information you have regarding the ability of the technology to perform as you expect, its reliability and its cost-effectiveness.

Response ;

The following has been inserted/revised

We were incorporated in Delaware on November 30, 2010 and are a development stage company. On December 13, 2010, we entered into an exclusive worldwide patent sale agreement (the “Design Patent Transfer and Sale Agreement “) with Mrs. Julie Franchi, the inventor and seller of the patent, in relation to the sale and transfer of United States Design Patent Number 380828 for an infant medicine dispenser (the “Patent’). The technology that is the subject of the Patent has the potential to provide an additional way in which infants are given medicine and potentially liquid vitamins and other liquids in small quantities.  Baby All Corp. purchased the Patent from  Mrs. Julie Franchi , the inventor, in exchange for a payment to Mrs. Franchi of US $5,000 (five thousand United States Dollars), according to the conditions specified in the Design Patent Transfer and Sale Agreement.  There is no relationship between Mrs. Franchi, the seller, and Baby All Corp., its directors, or its affiliates. We do not know whether Mrs. Franchi has any experience in developing patents or in developing products based on or embodying her inventions. The seller was not able to commercialize the product due to a lack of funds. The seller did not build a prototype and a working prototype has not been built since we purchased rights to the patent and hence no testing has been done to determine the ability of the technology to perform as we expect, its reliability, or its cost effectiveness.

3. In this regard, please note that if a functioning product has not yet been developed and you have not yet obtained objective evidence that the invention can reliably perform the functions you describe, you should disclose this fact clearly and remove any implication to the contrary.

Response ;

A prototype has not been developed and this has now been disclosed accordingly

Please see the response to question # 2

4. We note your response to prior comment 7. Please revise the summary to clearly state, if true, that you do not expect to raise funds in this offering sufficient to repay your obligations. Your current disclosure is ambiguous in this respect.

Response ;

The following has been inserted/revised

As of March 31, 2011, our company has limited cash and will need to raise additional capital within the next twelve months, even if we are able to sell the maximum number of shares being offered in this registration statement.  As of March 31, 2011, the Company has total liabilities of $37,555 and the company will not use any of the net proceeds raised to pay the Company’s liabilities and will thereforeneed to raise additional funds in addition to the net proceeds raised in this offering to satisfy these liabilities.  We believe that if we do not raise net proceeds of at least $40,000 from our offering, we may have to suspend or cease operations within twelve months.

5. We note your response to prior comment 8. Please describe the type of customer to whom you will market your technology. For example, what type of companies might be interested into entering into a licensing agreement with you? Where are these companies located? Is the market dominated by any potential customers?

Response ;

The following has been inserted/revised

The company has no full time employees and our two current officers/directors intend to devote approximately five hours per week to Baby All business activities. The United States is the primary market in which we expect that our licensees to sell our proposed product. The types of customers we intend to license our technology to include baby bottle manufacturers, There are at least six major companies that manufacture and sell baby bottles in the United States and therefore the company believes there is no one company that dominates the market.

Selected Summary Financial Data, page 7
6. Please revise your filing to also include selected summary financial data since inception.

Response ;

The accumulated financial data since inception has been added accordingly

We do not have sufficient cash to fund our operating expenses, page 8
7. We note your response to prior comment 12. Please reconcile your disclosure in the last risk factor on page 8 regarding the need to raise an additional $100,000 to satisfy your projected needs in the “near term” with (1) your disclosure on page 5 that you require $16,000 to generate revenue, (2) your disclosure on pages 9 and 20 that you require $40,000 to avoid suspension of operations within twelve months, and (3) your disclosure on page 17 that you will generate sufficient funds to cover your expenses within approximately ten months.

Response ;

We have revised the risk factor    to reconcile all the numbers accordingly. The $40,000 has been revised through the document to $53,500 which is the maximum offering and too related to in the revised risk factor. The assertion on page 17 has been deleted as it has been fully explained in a more precise manner in the risk factor .

Revised as follows

There is not enough cash on hand to fund our administrative expenses and operating expenses or our proposed marketing and promotion campaign for the next twelve months. However If we raise the maximum amount of net funds in this offering,$53,500 of which $16,000 will be allocated to generate revenue, we will have enough funds for the next twelve months of operations .Even if we raise the full amount of the offering as above  we do not expect to have any cash flow from operations ( revenues )  within the  next twelve months due to the time consumed in the marketing activities seeking the licensing of our patented technology. Depending on the time it will take for the Company to generate revenues will determine the amount of funds needed for continuous working capital beyond the twelve months from the offering .We therefore  will seek  to raise additional capital, which may be in the form of loans from current stockholders and/or from public and private equity offerings of approximately  $100,000 after and in addition to  this offering to further fund our projected working capital needs for the  long term , beyond twelve months . It will also depend upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the implementation of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. If we are unable to raise additional funds in the future, we may have to cease all substantive operations. In such event it would not be likely that investors would obtain a profitable return on their investment or a return of their investment at all.

As a development stage company, we may experience substantial cost overruns, page 9
8. With a view to disclosure, please describe the characteristics of the “ideal third party partner.” Your disclosure remains unclear as to how you will evaluate the efficacy of potential partners.

Response ;

The following has been inserted/revised

We may experience substantial cost overruns in marketing our design patent successfully to the point of bringing in income to offset operational costs. We may not be able to find an ideal third party partner, such as a baby bottle manufacturing company located  in the United States, that is interested in licensing our Patent and manufacturing and selling a product based on our Patent for many reasons, including industry conditions, general economic conditions, and/or competition from other potential manufacturers and distributors.  While other third party partners may be able to use our technology to bring a product to market, Baby All believes that a US-based third party partner will be more effective in reaching the United States market because they should have a better regional understanding of their target customers.

We may be subject to intellectual property litigation, page 11
9. Please clarify why you do not know whether existing patents could prohibit your ability to develop or market your product.

Response ;

We have deleted this assertion accordingly

State securities laws may limit secondary trading, page 14
10. We note your response to prior comment 14; however, you disclose in the second paragraph of this risk factor that you intend to file a Form 8-A after your registration statement becomes effective. Please add a risk factor to explain the material risks to investors if you do not file a Form 8-A; include the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act and the inapplicability of Section 16 and proxy rules.

Response ;

The following has been inserted/revised

We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934.  If we do not file the Form 8-A, then it will maybe more difficult for shareholders to obtain information as the Company will not be required to inform shareholders of actions taken by the Company until after the occurrence.”

Use of Proceeds, page 14
11. We note your response to prior comment 2. Please reconcile your disclosure on page 15 that your marketing expenses will be $9,500 with your disclosure on page 16 and elsewhere in your filing that marketing expenses will be $16,000.

Response ;

The disclosure on page 15 has been revised to $16,000 for consistency

General Development, page 16
12. We note your response to prior comment 17. Please balance your disclosure related to the benefits of your product with disclosure regarding its limitations and disadvantages.

Response ;

The following has been inserted/revised

Our infant medicine dispenser design was designed with a removable cover, which provides for the convenience of making a liquid medication portable for future use. This creates an easy-to-transport, compact medicine dispenser that saves space because parents and care givers no longer need to carry around the entire medicine container. With the removable cover, they can store one dose of the medicine in the medicine dispenser and then administer it at a later time. A possible limitation or disadvantage of this technology is that it exposes the medication to external temperatures if the user puts the medication in the Baby All product for long periods before administering. Because a syringe or eyedropper may leak, a typical user will carry both the medicine in the original container and also the dispenser separately. The removable cover prevents the spilling of the medication, encouraging the user to take one dose of the medication with them. Another limitation is that there is no mechanism to limit storing more than one dose in the Baby All device. If a doctor prescribes 5 mm., for example, and if the licensed third party partner manufactures the technology to hold 10 mm., it is possible that the user will actually include two doses. There is no mechanism to limit the intake of the medication if the user does not regulate this measurement himself or herself.

Existing or Probable Government Regulations, page 18
13. Please expand your response to prior comment 16 to explain fully whether you need any government approval for your proposed product and whether there are any existing or probable government regulations on your business. See Regulation S-K – Item 101(h)(4)(ix).

Response ;

The following has been inserted/revised

The CPSC has issued warnings related to the manufacturing process of baby bottles, such as which materials are considered hazardous to an infant. As the Company will not be manufacturing any product based on the patented technology, but rather licensing the technology itself to a third party partner such as a baby bottle manufacturer, as described in the Our Company section, the Company does not believe that these regulations will have a direct impact on the Company’s business plan. Further, a reason why we have specified that our ideal third party partner would be a baby bottle manufacturer is that they would be required to be familiar or familiarize themselves with government regulations before developing, manufacturing, and marketing the product.

Certain Relationships and Related Transactions, page 25
14. We note your response to prior comment 20. Please reconcile the disclosure in the first sentence of the first paragraph on page 26 that loans from your directors amounted to
$15,555 at December 31, 2010 with the disclosure on page F-2 that loans from your directors totaled $9,455 at December 31, 2010.

Response ;

The amount of $15,555 was the amount as at March 31 2011 rather than at December 31 2010 and the document has been revised accordingly

Our Common Stock, page 27
15. We note your disclosure that holders of shares of your common stock do not have cumulative voting rights. Please tell us how this is consistent with the third sentence of Article V, Section 2 of Exhibit 3.2.

Response ;

The following has been inserted/revised

We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of  June 6, 2011, 3,000,000 shares are issued and outstanding. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. The phrase in Article V, Section 2, of the By Laws states that if there is cumulative voting, then a Director may only be removed under certain voting circumstances.  In as much as the Corporation  does NOT gave cumulative voting provisions at this time, it does not apply, and would only become relevant if cumulative voting was adopted by the Corporation.Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.   We can hold shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156.

“The By-laws of the Corporation in Article III deal with the calling of a special meeting of the shareholders.  It provides that specific executive officers may call a special meeting, that a majority of the Board of Directors may call a special meeting, or a majority of the total voting power of all outstanding shares may call a special meeting.  Since Article V of the By-laws specially allows the Board of Directors to set the size of the Board of Directors, it may be the case that in the event a faction of the members of the Board of Directors which to call a special meeting that the number of directors may be increased, thereby making the previous majority a minority, it may be more difficult for a faction to call a special meeting of the shareholders of the Corporation”

16. Please revise to briefly describe any provision of your Articles of Incorporation or Bylaws that would have an effect of delaying, deterring, or preventing a change in control. Refer to Regulation S-K Item 202(a)(5). For example, we note the restrictions on the ability of your board of directors to call meetings in Article III and authority of your board of directors to set the size of your board and appoint directors in Article V of Exhibit 3.2.

Response ;

The following has been inserted/revised

“The By-laws of the Corporation in Article III deal with the calling of a special meeting of the shareholders.  It provides that specific executive officers may call a special meeting, that a majority of the Board of Directors may call a special meeting, or a majority of the total voting power of all outstanding shares may call a special meeting.  Since Article V of the By-laws specially allows the Board of Directors to set the size of the Board of Directors, it may be the case that in the event a faction of the members of the Board of Directors which to call a special meeting that the number of directors may be increased, thereby making the previous majority a minority, it may be more difficult for a faction to call a special meeting of the shareholders of the Corporation”

17. We note your response to prior comment 23. Your disclosure in the second paragraph of this section appears to indicate that the purchase price for the securities was paid on December 1, 2010. Please reconcile this disclosure with the information in your December 31, 2010 Balance Sheet and the statement on page F-10 that the payment was receivable.

Response ;

The following has been inserted/revised

On December 1, 2010, we subscribed 1,500,000 shares of our common stock to Ms Efrat Schwartz, our President and Director, for a payment of $150. The payment was a receivable as of December 31 2010 and was however paid  as of March 31,  2011 in cash . We believe this issuance was deemed to be exempt under Regulation S of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offering and sale were made only to a non-U.S. citizen, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933.

On December 1, 2010, we subscribed 1,500,000 shares of our common stock to Ms Merav Shalom, our Secretary and Director and Principal Financial Officer, for a payment of $150. The payment was a receivable as of December 31 2010 and was however paid  as of March 31,  2011in cash . We believe this issuance was deemed to be exempt under Regulation S of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offering and sale were made only to a non-U.S. citizen, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933.

As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer may be sold in the public market commencing one year after their acquisition ( i.e ., December 1, 2011( paid for subsequent to December 31 ) , subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.  If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place. Since we have not commenced operations and we have nominal operations and nominal non-cash assets, we are considered an issuer with no or nominal operations and no or nominal non-cash assets, and Rule 144(i) applies to us.  Therefore, our stockholders holding unregistered shares will be unable to use Rule 144 to resell their stock until at least 12 months after we have operations and more than nominal assets

Our Preferred Stock, page 27
18. We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2. With a view toward appropriate disclosure, please tell us whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Response ;
The following has been inserted/revised

We are not authorized to issue shares of preferred stock.
Article X, Section 1 of Exhibit 3.2 will apply only if a second class of stock is authorized by the Corporation.  As there currently is only one class, consisting of common shares, this clause does no apply to any shares authorized, and the Corporation can not authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.  In addition, the Corporation has no plan or intent to amend the Certificate of Incorporation to add another class of shares.

Right to Reject Subscriptions, page 29
19. We note that if you reject an investor’s subscription you will refund the amounts paid within 12 business days. Please tell us why subscription refunds may take up to two weeks.

Response ;

It has been revised to 5 days

Signatures
20. Please obtain and file currently dated signatures with your amendments.

Response ;

The signatures are currently dated

21. Please use the language that Form S-1 currently requires on the Signatures page.

Response ;

The language has been revised accordingly

Exhibit 5.1
22. Please instruct counsel to revise the paragraph numbered 2 in this exhibit to clearly state, if true, that the 2,500,000 shares offered pursuant to the registration statement are duly authorized.

Response ;

The Opinion has been revised accordingly

23. Please file a revised opinion to clarify which “securities set forth in the Registration Statement” are the subject of the paragraph numbered 3 in this exhibit.

Response ;

The Opinion has been revised accordingly

Exhibit 10.1
24. We note that Exhibit 10.1 is unsigned and not dated. Please file as an exhibit the final executed agreement. See Rule 406.

Response ;

The final executed agreement has been attached as the exhibit

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: + 972-2-641-5008.

Sincerely,
Efrat Schwartz, President and Director
Baby All Corp

cc: Amanda Ravtz , Securities and Exchange Commission, Division of Corporation Finance - Edgar